

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2014

<u>Via E-mail</u>
Jim Crawford
Chief Executive Officer
Jet Metal Corp.
Suite 1240
West Pender Street
Vancouver, B.C.
Canada V6E 4G1

> **Re:** **Jet Metal Corp. f/k/a Crosshair Energy Corporation**
> **Form 20-F for the Fiscal Year Ended April 30, 2013**
> **Filed July 25, 2013**
> **File No. 001-33439**

Dear Mr. Crawford:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining